

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 20, 2017

Via E-mail
David Meyers
Chief Executive Officer
A La Carte Charts, Inc.
42211 N. 41st Drive, A105
Phoenix, AZ 85086

> **Re:** **A La Carte Charts, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 2, 2017**
> **File No. 333-218440**

Dear Mr. Meyers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. It appears that the shares being offered by the selling shareholders is an indirect primary offering "by or on behalf of the registrant" for purposes of Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the cover page and "The Offering," "Determination of Offering Price," "Selling Shareholder Sales," "Plan of Distribution," and "Selling Shareholders" sections to state that the selling shareholders will offer their shares of common stock for a fixed price of $2.50 for the duration of the offering. Please also clarify that the company will offer the shares at a fixed price for the duration of the offering.

Risk Factors – Arbitration, page 9

2.   You refer to arbitration in a subscription agreement; however, you have not filed a subscription agreement as an exhibit. Please delete this risk factor or advise.

Certain Relationships and Related Transactions, page 27

3.   Please provide the disclosure required by Item 404(c) and (d) of Regulation S-K, including the related party transactions between your promoter and A La Carte Charts, LLC. Please also file any related party transaction agreements as exhibits, as required by Item 601(b)(10)(i)(A) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-1

4.   We note in your Form D filed on May 12, 2017 that you made the first sale of your Regulation D offering on March 30, 2017. However, your disclosure on page II-1 reflects that from November 24 to December 19, 2016 you issued 920,000 shares of common stock for an aggregate consideration of $920. Please advise.

Exhibits, page II-3

5.   Please file your current certificate of incorporation and bylaws as exhibits. Please also re-file exhibits 10.1 and 10.2 in the proper searchable format. See Rules 301 and 304 of Regulation S-T. For guidance, refer to Regulation S-T Compliance and Disclosure Interpretation 118.01.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Joshua A. Kushner
       The Kushner Offices